UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                                FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                   Commission File Number   1-4174

                         The Williams Companies, Inc.
           (Exact name of registrant as specified in its charter)

     One Williams Center,  Tulsa, Oklahoma 74172    Tel. (918) 588-2000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Preferred Stock Purchase Rights*
          (Title of each class of securities covered by this Form)

    Common Stock, $1.00 par value; $2.21 Preferred Stock, $1.00 par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    ( )                 Rule 12h-3(b)(1)(i)     (X)
     Rule 12g-4(a)(1)(ii)   ( )                 Rule 12h-3(b)(1)(ii)    ( )
     Rule 12g-4(a)(2)(i)    ( )                 Rule 12h-3(b)(2)(i)     ( )
     Rule 12g-4(a)(2)(ii)   ( )                 Rule 12h-3(b)(2)(ii)    ( )
                                                Rule 15d-6              (X)

     Approximate number of holders of record as of the certification or
notice date:   12,200

     Pursuant to the requirements of the Securities Exchange Act of 1934 The Williams Companies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:     February   8, 1996            By:   /s/ DAVID M. HIGBEE
                                             _________________________
                                             David M. Higbee
                                             Corporate Secretary


     *Issued pursuant to the Amended and Restated Rights Agreement, dated as of July 12, 1988, between The Williams Companies, Inc. and Morgan Guaranty Trust Company of New York.